EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

THE PROVIDENCE SERVICE CORPORATION

655,000 Shares of 5.5%/8.5% Series A Convertible Preferred Stock

Offered Pursuant to Rights Distributed to Record Stockholders of

The Providence Service Corporation

, 2014

Dear Stockholder:

This notice is being distributed by The Providence Service Corporation (the “Company”) to all holders of record of shares of its common stock, par value $0.001 per share (the “Common Stock”), at 5:00 p.m., New York City time, on                    , 2014 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of 5.5%/8.5% Series A Convertible Preferred Stock, with a par value of $0.001 per share (the “Preferred Stock”). The shares of Preferred Stock will be convertible into shares of Common Stock at a conversion price of $39.88 per share, subject to adjustment upon the occurrence of certain events. The Rights are described in the Company’s Prospectus, dated                      2014 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 655,000 shares of Preferred Stock pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on                    , 2014, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive                      Rights for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Preferred Stock (the “Subscription Right”) at the cash price of $100.00 per share (the “Subscription Price”). Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 655,000 shares of Preferred Stock in the Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive                      Rights pursuant to your Subscription Right, and you would have the right to purchase                      shares of Preferred Stock in the Rights Offering pursuant to your Subscription Right. See “The Rights Offering—Subscription Rights” in the Prospectus.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of The Providence Service Corporation Subscription Rights Certificates; and

4.	A return envelope addressed to Computershare Trust Company, N.A., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Preferred Stock subscribed for pursuant to the Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the

Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of shares of Preferred Stock being subscribed for by cashier’s or certified check drawn upon a United States or Canadian bank payable to Computershare Trust Company, N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson, Inc. The Information Agent’s toll-free telephone number is (877) 255-0134.

Very truly yours,

THE PROVIDENCE SERVICE CORPORATION

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